

January 3, 2014

<u>Via E-mail</u>
Mel Interiano
Chief Executive Officer
C/O Jacqueline O'Sullivan
Finance & Human Resources Director
Evolucia, Inc.
6151 Lake Osprey Drive, Third Floor
Sarasota, Florida 34240

>   **Re: Evolucia, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed April 15, 2013**
>   **File No. 000-53590**

Dear Mr. Interiano:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 3. Legal Proceedings, page 3</u>

1. We note your response to comment 1 from our comment letter dated December 3, 2013. However from the legal case cite you provide and the records appearing on the Court's website, it appears the lawsuit was filed against the Company on December 15, 2010, not August 2012. Please advise and/or revise.

<u>Item 7. Management's Discussion and Analysis or Plan of Operations,</u>
<u>Subsequent Events, page 6</u>

2. File your March 20, 2013 joint venture agreement with Sunovia Energy Technologies Europe Sp. Z o.o.

Form 10-Q for the Quarter Ended September 30, 2013
Item 7. Management's Discussion and Analysis or Plan of Operations,
Liquidity and Capital Resources, page 16

3. We note your response to comment 2 and that the company is not expected to have positive cash flows from operations in fiscal year 2013. Please further revise your disclosure to address the steps management has taken to counter this negative trend in light of the challenges which you described in the first paragraph on page 14.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Law Clerk, at 202-551-3208 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Stephen Fleming
        Fleming PLLC